

May 23, 2013

Via E-Mail
Dean A. Shigenaga
Chief Financial Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, CA 91101

> **Re: Alexandria Real Estate Equities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-12993**

Dear Mr. Shigenaga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 26, 2013

General

1.   In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of operations, page 60

2.   We note your disclosure relating to net operating income on a cash basis on page
        61 and the disclosure of the percentage of increase in same property cash
        operating income on page 2. In future filings, please include a reconciliation of
        this non-GAAP measure to the most directly comparable GAAP financial
        measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or
me at (202) 551-3486 if you have questions regarding comments on the financial
statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202)
551-3758 or Jennifer Gowetski, Attorney-Advisor, at (202) 551-3401 with any other
questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Branch Chief